Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04030567

17th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 JUN -3 A 9: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Dairy Farm International Holdings Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 17th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dlw 6/15

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	13:12 17 May 2004
Number	7496Y

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

DFIH was notified today that on 17th May 2004, Jardine Strategic Holdings Limited's ("JSH") interests in DFIH increased from 77.88% to 78.16% as a result of the acquisition of shares in DFIH by Connaught Investors (BVI) Limited, a wholly-owned subsidiary of JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	997,065,126	74.05
Connaught Investors (BVI) Limited	39,048,345	2.90
The Verandah Trust Company Limited	16,298,137	1.21
Total Holding	**1,052,411,608**	**78.16**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

17th May 2004

www.dairyfarmgroup.com

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